1 Better Health, Brighter Future TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW Takeda’s executive compensation structure reflects our position as a patient-focused, values-based, R&D- driven global biopharmaceutical company. We have an experienced and diverse Takeda Executive Team (the “TET”) representing nine nationalities and located in three countries, which includes three of our Board of Directors (the “Internal Directors”). Our executive compensation programs are designed to be globally competitive and performance-oriented, while also considering local market factors. COMPENSATION PAY FOR PERFORMANCE PHILOSOPHY AND OBJECTIVES Our executive compensation strategy is designed to closely link pay with performance and long-term shareholder value creation while minimizing excessive risk-taking. To help us accomplish these important objectives, we have adopted the following policies and practices over time: What We Do We conduct competitive benchmarking to ensure executive compensation is aligned with market practices and standards We align short- and long-term incentives with company performance We tie the majority of the TET compensation to long-term performance We utilize a total shareholder return metric in the long-term incentive compensation to further align with long-term stock performance and shareholder interests We include caps on short-term incentive and Performance Share Unit awards payouts We have adopted share holding requirement policies to foster executive share ownership and further align with shareholder interests We have adopted a robust incentive recoupment (i.e., clawback) policy, further enhancing our compensation governance standards We engage independent compensation consultants We actively engage with our shareholders What We Don’t Do We do not have automatic or guaranteed annual salary increases We do not have guaranteed bonuses or long-term incentive awards We do not allow short-sales and short-term trading (buy and sell within a 6-month period, subject to limited exceptions related to the operation of equity compensation programs) of company shares, and hedging and pledging transactions related to company shares

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 2 Takeda’s Total Rewards Philosophy: COMPONENTS OF THE COMPENSATION PROGRAM We achieve these objectives through a combination of the following three primary components of our executive compensation structure: Base Salary: A fixed cash compensation amount that is competitive within the markets in which we compete for talent. The Company provides appropriate levels of base salary to ensure that Takeda can attract and retain a global leadership team that will continue to meet our commitments to customers and patients and sustain long-term profitable growth for our shareholders and lead and grow the scale, size, and complexity of the business. Base salary is established for each of the TET members relative to his or her market benchmarking based on their respective performance (including ESG individual objectives), experience, unique skills, internal equity with others at Takeda, and the Company’s operating budget. Short-Term Incentive (“STI”): An annual cash bonus opportunity with payout levels based on the degree of achievement of pre-established annual performance goals. The STI plan is designed to focus the entire team on shared annual company performance goals and specific group goals. The STI program was structured in this manner so that program participants have a clear line of sight to both company and division results, aligned with Takeda’s annual operating goals, in order to create value for our shareholders. STI target amounts for participants are set as a percentage of base salary. It is important to note that the STI plan extends beyond the TET to over 30,000 employees globally, uniting leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders. Long-Term Incentives (“LTI”): The greatest emphasis among the three components is placed on longer-term incentives, in order to focus and align our TET on the achievement of long-term shareholder value creation. LTI compensation takes two forms: Performance Share Unit awards (subject to performance-based vesting requirements) (“PSU” awards) and Restricted Stock Unit awards (subject to service-based vesting requirements) (“RSU” awards). In Fiscal Year 2023, 60% of the LTI program is delivered in PSU awards and 40% in RSU awards.

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 3 The mix of compensation for our TET reflects Takeda’s desire to link executive compensation with individual, group, and company performance. A substantial portion of the target pay for executives is performance-based. The STI and LTI PSU awards payouts are contingent upon company performance, with the STI factoring in performance over a one-year period, and LTI PSU awards compensation factoring in performance over a three-year period (as described below). FY 2023 CEO Pay Mix: The chart below depicts the annualized mix of target compensation for Takeda’s CEO: CEO Contractual Agreements Effective September 2020, Takeda updated the contractual arrangements for Christophe Weber to appropriately reflect his approximate work allocation between the Company’s offices in Japan and the United States. As it was anticipated that Mr. Weber will continue to spend considerable time in the United States with the Company’s global team presence in the Boston area, the Company entered into two separate agreements with Mr. Weber. The first agreement, representing approximately 70% of Mr. Weber’s work allocation in Japan, is a Mandate Agreement made between Takeda Pharmaceutical Company Limited and Mr. Weber, that describes the terms and compensation arrangements for his role as Representative Director and Chief Executive Officer of the Company. Under this Mandate agreement, 70% of Mr. Weber’s base salary, short-term incentives and long- term incentives are payable from Takeda Pharmaceutical Company Limited. The second agreement, representing approximately 30% of Mr. Weber’s work allocation in the United States, is an Employment Agreement made between Takeda Pharmaceutical U.S.A. Inc. (“TPUSA”) and Mr. Weber, that describes the terms and compensation arrangements for his role as Head of Global Business of TPUSA. Under this employment agreement, 30% of Mr. Weber’s total direct compensation including base salary, STI and LTI are payable from TPUSA. From FY 2023, 30% of his LTI is granted from TPUSA. These agreements were designed to split the compensation for Mr. Weber according to his work allocation and were not intended to increase any portion or total amount of his compensation. The Compensation 11% 16% 73% Base Salary STI LTI

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 4 Committee reviews and determines Mr. Weber’s compensation provided under both agreements annually. The total amount of each Individual Director’s compensation is disclosed in the Company’s Annual Securities Report submitted after its General Meeting of Shareholders. COMPENSATION PROGRAM OVERSIGHT Role of the Compensation Committee The Board of Directors (the “Board”) has delegated to the Compensation Committee (the “Committee”) (an advisory committee of the Board) the authority to determine compensation for Internal Directors. The Committee consists of four independent External Directors. For Fiscal Year 2023, the Committee continued to utilize Semler Brossy as its primary independent compensation consultant. Semler Brossy, which is retained directly by the Committee and does not have any other engagements with the Company, attended select meetings at the invitation of the Committee, assisted the Committee with analyzing competitive peer company market data and relevant information relating to the Company’s compensation programs, and reported to the Committee regarding market trends and technical developments. In addition, members of our management team keep abreast of developments in compensation matters and participate in the gathering and presentation of data related to these matters as requested by the Committee. As part of an annual exercise, the Committee conducted a self-evaluation of the Committee’s effectiveness and reported to the Board about the results of the self-evaluation and actions for further improvement. To enhance transparency of the Company’s corporate governance, the Company has externally disclosed the Compensation Committee Charter, which defines the Committee’s roles and responsibilities, as a part of the Company’s corporate governance documents. Compensation Determination The level and the mix of compensation for Internal Directors are reviewed and established each year by the Committee. The process begins with consideration of compensation levels, and compensation mix, for comparable executives at companies in Takeda’s Fiscal Year Peer Group (see below). After this benchmark review, the Committee establishes Internal Director compensation – base salary adjustments, annual short- term incentive, and long-term incentive awards – relative to the peer median. Awards can be differentiated from peer compensation levels based on each Internal Director’s individual performance, experience, leadership, and contributions to Takeda’s business and strategic performance. The remaining TET members participate in the same compensation programs as the Internal Directors, and their compensation level and mix are set by our CEO in a manner that is generally consistent with the framework established by the Compensation Committee for Internal Directors. Comparative Framework Individual compensation levels and opportunities are compared to a peer group of global pharmaceutical companies approved by the Committee and the Board to ensure our compensation programs and levels are competitive to attract and retain key talent in the global pharmaceutical market. Although the Committee considers the compensation practices of peer companies, it does not make any determinations or changes in compensation in reaction to the market data alone. The Fiscal Year 2023 Takeda Peer Group included the following companies:

TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 5 Fiscal Year 2023 Takeda Peer Group AbbVie (United States) Amgen (United States) Astellas (Japan) AstraZeneca (United Kingdom) Bristol Myers Squibb (United States) Eli Lilly (United States) Gilead Sciences (United States) GlaxoSmithKline (United Kingdom) Merck & Co (United States) Merck Group (Germany) Novartis (Switzerland) Pfizer (United States) Roche (Switzerland) Sanofi (France) The Takeda Fiscal Year 2024 Peer Group will remain the same as the Takeda Fiscal Year 2023 Peer Group. Key Performance Indicator Determination Each year, the Committee and the Board review and establish the annual Key Performance Indicators (“KPI”) used for the STI plan and for the LTI PSU awards. The KPIs included in the STI and LTI PSU awards were carefully evaluated by the Committee before being approved by the Board. Each KPI has been set in order to align the short- and long-term strategies with shareholder returns, while also promoting the retention of critical global executive talent. Takeda believes these KPIs enable the organization to focus on growth, profitability, pipeline performance, expense management and shareholder value creation. Furthermore, consistent with Takeda’s peer group practices, the Committee and the Board may select KPIs based on certain financial measures that are adjusted from Takeda’s reported, IFRS financial measures to focus on Takeda’s core business strategies and operations. Additional information about Takeda’s non-IFRS measures, including Core financial measures, is set forth in the financial appendix at the end of Takeda's fourth quarter FY2023 investor presentation (available on Takeda’s website at: https://www.takeda.com/investors/financial-results/quarterly-results/). The Committee and the Board reference Takeda’s annual operating plan to establish performance targets and to assess the relative weighting for each KPI. Both the STI and the LTI plans are designed in a way that allows participants to be rewarded for delivering strong results for shareholders if Takeda exceeds the plan targets. Conversely, if Takeda does not achieve targets, participants will receive a below target payout. If performance is below a pre-designated threshold, participants receive a 0% payout for that KPI. The maximum payout participants can receive under the plans is 200% of target. Consistent with Takeda’s peer group practices, the Committee has authority to adjust KPI results upon which incentive compensation payouts are determined to eliminate the distorting effect of unusual income or expense items. The adjustments are intended to:

TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

- align award payments with the underlying performance of the core business;
- avoid volatile, artificial inflation or deflation of awards due to unusual items in the award year, and, where relevant, the previous (comparator) year;
- eliminate certain counterproductive short-term incentives; and
- facilitate comparisons with peer companies.

The Committee reviews and approves adjustments, including but not limited to, the impact of significant acquisitions or divestitures, the impact of share repurchases that differ significantly from business plan, and the impacts of hyperinflation and large swings in foreign exchange rates. Amounts listed below for "Target" and "Results" incorporate these adjustments, to the extent applicable, with adjustments having a significant impact on results separately identified.

FY2023 SHORT- AND LONG-TERM INCENTIVE COMPENSATION

Short-Term Incentive Plan

Takeda's STI framework aligns cash rewards with key measures of success over a one-year period. For the CEO, Fiscal Year 2023 performance was based 100% on corporate KPIs. The STI for other TET members, was based on 75% corporate KPIs and 25% division KPIs.

The annual STI cash payout is calculated as follows:

Annual STI Payout Calculation for CEO						
Base Salary	**X**	**STI Target %**	**X**	**STI Payout Multiple (based on Corporate KPI performance)**	**=**	**STI Payout**

Annual STI Payout Calculation for other TET members						
Base Salary	**X**	**STI Target %**	**X**	**STI Payout Multiple (based on 75% Corporate KPI performance + 25% Division KPI performance)**	**=**	**STI Payout**

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

Fiscal Year 2023 Short-Term Incentive Results

The chart below summarizes the Fiscal Year 2023 KPIs and performance ranges approved by the Committee and the Board for the STI plan:

KPI	Rationale	Weight	Measurement	Threshold	Target	Maximum
Total Core Revenue	• Key indicator of growth, including pipeline delivery • Important measure of success within the industry	45%	Performance Goal as a % of Target	97%	100%	105%
			STI Payout as a % of Target	40%	100%	200%
Growth and Launch Product Incremental Core Revenue	• Growth Products: Emphasis on subset of revenue that is a key driver of future revenue growth • Launch Products: Key indicator of driving pipeline growth and commercial revenue success	15%	Performance Goal as a % of Target	80%	100%	120%
			STI Payout as a % of Target	40%	100%	200%
Total Core Operating Profit	• Measure of margin achievement while ensuring expense discipline • Reflects synergy capture • Communicated to shareholders as a key measure of Takeda success post Shire acquisition	40%	Performance Goal as a % of Target	95%	100%	115%
			STI Payout as a % of Target	50%	100%	200%

The Committee approved the Corporate KPI Payout Multiple for Fiscal Year 2023 of 127.7% for the TET members as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI[1]	Weight (A)	Target	Result	Performance Achievement (% of Target)	Payout Score (B)	Weighted Payout Score (A)X(B)
Total Core Revenue[2]	45%	4,021.7 billion JPY	4,153.2 billion JPY	103.3%	165.4%	74.4%
Growth and Launch Product Incremental Core Revenue	15%	245.1 billion JPY	194.8 billion JPY	79.5%	0%	0%
Total Core Operating Profit	40%	1,073.5 billion JPY	1,127.2 billion JPY	105.0%	133.3%	53.3%
					Corporate KPI Payout Multiple	**127.7%**

[1] KPI metrics for STI purposes are based on FX rates used for internal budgetary planning to neutralize currency exchange rate fluctuations.

[2] The payout score was reduced by an adjustment made to remove the effect of hyperinflation in certain countries.

In the Notice of Convocation of the 148th Ordinary Meeting of Shareholders, Takeda proposes to pay bonuses up to 500 million JPY (excluding bonuses paid to the relevant Directors for their work as employees) to Christophe Weber and Costa Saroukos based upon the STI plan performance summarized

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

above. At the previous 147th Ordinary Meeting of Shareholders, the amount of bonuses of up to 400 million JPY was approved by shareholders.

Long-Term Incentive Plan

The LTI framework aligns the TET with the long-term strategy and shareholder returns while promoting the retention of critical global executive talent. In Fiscal Year 2023, as in Fiscal Year 2022, 60% of the LTI program is delivered in PSU awards and 40% in RSU awards.

Fiscal Year 2023-2025 PSU Awards

PSU awards will be earned based on financial performance, strategic pipeline objectives and stock price performance relative to peers. For Fiscal Year 2023, the Committee and Board approved the following KPIs for the Fiscal Year 2023-2025 PSU awards:

KPI	Weight	Rationale
3-year Accumulated Core Revenue	30%	• Aligns with investor expectations • Focuses participants on continued growth and pipeline delivery • Important measure of success within the industry
3-year Accumulated Core Operating Profit	30%	• Measures quality of the earnings over the performance period • High shareholder expectation for strong earnings growth
R&D: Approvals, Pivotal Study Start, and other key events[1]	40%	• Reflects future strength of Takeda's overall performance through delivery of innovative research and development programs. • Underscores our commitment to patients. • Reflects our objective of driving commercial revenue success, driving innovation and ultimate replenishment of pipeline. • Ultimately drives revenue growth from new products.
3-year Relative TSR	Modifier +/-30% points	• Aligns payout from our Performance Share Unit awards with the shareholder experience • Only applies if absolute TSR is positive

[1] R&D KPIs were changed from "Pivotal Study Start and Approvals" to "Approvals, Pivotal Study Start, and other key events" to include other key events such as critical pipeline milestones (filing in major regions, pivotal study or other key study readouts, etc.) that have significant importance to Takeda's portfolio and business.

From the Fiscal Year 2023-2025 PSU awards, the R&D KPIs were updated from Approvals and Pivotal Study Starts to include other key events such as critical pipeline milestones to drive pipeline progression and long-term business success.

After measuring performance under the financial and non-financial metrics outlined above, Takeda will assess the 3-Year Total Shareholder Return ("TSR") performance relative to our Fiscal Year 2023 Takeda Peer Group.

From the Fiscal Year 2023-2025 PSU awards, Relative TSR modifier has been increased to 30 percentage points from previous 20 percentage points to further align with shareholder interests. This means the relative TSR performance can modify the final LTI PSU awards payout (up or down) by 30 percentage points. If absolute TSR performance is negative but Takeda outperforms our peers, a positive adjustment would not be made to the PSU awards payout factor. The chart below is the TSR goal for the Fiscal Year 2023-2025

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

performance cycle:

Ranking	Percentile Rank	Modifier
1	**100**	+30% points
2	**93**	+25% points
3	**86**	+20% points
4	**79**	+15% points
5	**71**	+10% points
6	**64**	+5% points
7-9	**57 to 43 (median)**	No adjustment
10	**36**	-5% points
11	**29**	-10% points
12	**21**	-15% points
13	**14**	-20% points
14	**7**	-25% points
15	**0**	-30% points

(3-year Accumulated Core Revenue (30%) + 3-year Accumulated Core Operating Profit (30%) + R&D: Approvals, Pivotal Study Start, and other key events (40%)) +/− 3-year Relative TSR Modifier (+/-30% points)

Fiscal Year 2021-2023 PSU Awards Targets and Outcomes/Results

The chart below summarizes Takeda's KPIs, weightings, and performance ranges for the Fiscal Year 2021-2023 PSU awards. In order to reflect our performance on approvals as well, the R&D KPI was approved by the Committee and the Board to include both Pivotal Study Starts and Approvals. This is because approvals link more closely to new product launches and therefore future cash generation for shareholders.

KPI	Weight	Measurement	Threshold	Target	Maximum
3-year Accumulated Underlying Revenue	25%	Performance Goal as a % of Target	96%	100%	105%
		PSU awards Payout as a % of Target	50%	100%	200%
Aggregated FY21-23 Underlying Core Operating Profit Margin	25%	Performance Goal as a % of Target	94%	100%	109%
		PSU awards Payout as a % of Target	50%	100%	200%
3-year Accumulated Free Cash Flow	25%	Performance Goal as a % of Target	90%	100%	115%
		PSU awards Payout as a % of Target	50%	100%	200%
R&D: Pivotal Study Start & Approvals	25%	PSU awards Payout as a % of Target	50%	100%	200%
3-year Relative TSR	Modifier +/-20% points				

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

The number of units earned by the participant is calculated as follows:

Target PSU Awards	×	PSU Payout Multiple (based on KPI performance)	=	PSUs earned

The Committee approved a PSU Multiple for Fiscal Year 2021-2023 PSU awards of 89.1% for the TET members as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Weight (A)	Target	Result	Performance Achievement (% of Target)	Payout Score (B)	Weighted Payout Score (A)x(B)
3-year Accumulated Underlying Revenue[1]	25%	10,854.3 billion JPY	10,900.4 billion JPY	100.4%	108.5%	27.1%
Aggregated FY21-23 Underlying Core Operating Profit Margin	25%	32.0%	28.0%	87.5%	0%	0%
3-year Accumulated Free Cash Flow[2]	25%	2,100.9 billion JPY	2,212.7 billion JPY	105.3%	135.5%	33.9%
R&D: Pivotal Study Start & Approvals	25%	-	-	105.7%	112.6%	28.1%
PSU Payout Multiple (Before 3-Year Relative TSR Modifier)						*89.1%*
3-Year Relative TSR Modifier[3]						*0% point*
PSU Payout Multiple						**89.1%**

[1] The payout score was reduced by an adjustment made to remove the effect of hyperinflation in certain countries.

[2] Free cash flows excluding upfront payment related to the acquisition of TAK-279 were used for FY2022 and FY2023 to exclude the impact of a significant one-time event which was not predicted in the initial target from a consistent performance evaluation standpoint.

[3] Takeda's 3-year relative TSR ranked at the 47th percentile of the peer group, resulting in 0% point modifier to the total results.

FISCAL YEAR 2024 SHORT-TERM INCENTIVE AND LONG-TERM INCENTIVE COMPENSATION PLANS

In Fiscal Year 2023, similar to prior years, the Committee engaged its independent compensation consultant to conduct an annual review of Takeda's STI and LTI plan practices, including plan constructs, mix and weights, KPIs used, and typical adjustments, as compared to its peer group companies Based on the review, Takeda's STI and LTI plans continue to align with the company's business strategy and peer group practices. As a result, the Committee and the Board reviewed and approved the following STI and PSU awards KPIs for Fiscal Year 2024:

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TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

The Fiscal Year 2024 STI KPIs and respective weightings are as follows:

- Total Core Revenue (45%)
- Growth and Launch Products Incremental Core Revenue (15%)
- Total Core Operating Profit (40%)

The Fiscal Year 2024-2026 PSU awards KPIs and respective weightings are as follows:

- Total 3 year Accumulated Core Revenue (30%)
- Total 3 year Accumulated Core Operating Profit (30%)
- R&D: Approvals, Pivotal Study Start, and other key events (40%)
- 3-year Relative TSR Modifier (+/-30% points)

SHAREHOLDING REQUIREMENT

Takeda's shareholding requirement is designed to further promote sustained shareholder return and to ensure the company's senior executives remain focused on both short- and long-term objectives. Beginning with LTI grants in 2019 and continuing in subsequent years, PSU awards (not including the one-time Special Integration PSU awards) and RSU awards granted to the TET are subject to a two-year holding period after vesting.

<table>
<tr><th colspan="6">LTI Vesting Schedule and Holding Requirement</th></tr>
<tr><th>Grant Year</th><th>Year 1</th><th>Year 2</th><th>Year 3</th><th>Year 4</th><th>Year 5</th></tr>
<tr><td rowspan="3">RSU awards</td><td>1/3 vest after 1-year</td><td colspan="2">Required to hold the shares for 2 years after vesting</td><td></td><td></td></tr>
<tr><td></td><td>1/3 vest after 2-years</td><td colspan="2">Required to hold the shares for 2 years after vesting</td><td></td></tr>
<tr><td></td><td></td><td>1/3 vest after 3-years</td><td colspan="2">Required to hold the shares for 2 years after vesting</td></tr>
<tr><td>PSU awards</td><td colspan="3">Vest at the end of 3-year performance period based on achievement of KPI targets</td><td colspan="2">Required to hold the shares for 2 years after vesting</td></tr>
<tr><td>One-time special PSU awards[1]</td><td>Vest after 1-year based on achievement of KPI targets</td><td>Vest after 2-years based on achievement of KPI targets</td><td>Vest after 3-year based on achievement of KPI targets</td><td colspan="2">No holding requirement</td></tr>
</table>

[1] No one-time special PSU awards have been granted since FY2020.

RECOUPMENT POLICY

The Committee and the Board adopted a clawback policy in 2020 and amended that policy in 2023. The amended policy provides that, in the event of a restatement of financial results, Takeda will, in accordance with SEC and NYSE rules, recover from its executive officers any erroneously paid incentive compensation, which consists of incentive-based compensation for the applicable recovery period that would not have been granted absent the restatement (i.e., mandatory clawbacks). In addition, in the event of a restatement and/or significant misconduct, the independent External Directors may require Takeda to recoup additional incentive and other contingent compensation. This would include all or a portion of the incentive and other contingent

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TAKEDA’S EXECUTIVE COMPENSATION OVERVIEW 12 compensation received by any Internal Director, any other member of the TET, and any other individual designated by the independent External Directors within the fiscal year, and the three (3) prior fiscal years preceding the date of the Board’s determination of the restatement or the date that Independent External Directors determines that significant misconduct occurred, as applicable. The amended policy became effective on October 2, 2023 and, with respect to mandatory clawbacks in the event of a restatement, applies to incentive compensation beginning in Fiscal Year 2023. SHAREHOLDER ENGAGEMENT Takeda is committed to regular, ongoing engagement with shareholders to make sure that we continue to understand shareholder feedback and deepen shareholders’ understanding about topics including the company’s management policy, corporate governance, compensation, measures addressing environmental and social issues, strategies and current business status. In FY2023, as in previous years, Takeda held many meetings with shareholders, investors and analysts. Their feedback helped inform the Compensation Committee’s continuous assessment of the compensation program design and ongoing discussions with shareholders.